L'OREAL

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To :		**From :**	I.F.I.D.
Company :	S.E.C.	**Page(s) :**	3 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	8th July 2004
Subject :	News Release	**CC :**	

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Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

dlw 7/20

L'ORÉAL

NEWS RELEASE

News release

Clichy, Thursday July 8th, 2004 – 6:00 p.m.

GROWTH GATHERS SPEED

1st HALF SALES: +6.4% LIKE-FOR-LIKE

NEGATIVE IMPACT OF CURRENCY FLUCTUATIONS SHARPLY REDUCED

FULL-YEAR TARGETS CONFIRMED

The consolidated sales of L'Oréal, at June 30th 2004, amounted to € 7.4 billion, up by 3.6% compared with 1.4% at the end of March. Growth in the second quarter was +6.1%.

In the first half-year, like-for-like sales growth - that is, based on a comparable structure and identical exchange rates - was +6.4%, with a 7.5% increase in the 2nd quarter.

Currency fluctuations amounted to –4.5% at the end of March, and -1.8% in the 2nd quarter. Over the half-year up to the end of June, the total impact of currency fluctuations was -3.3%.

The net impact of changes in consolidation (in China, the consolidation of Mininurse and Yue Sai; and in Japan the 100% consolidation of Shu Uemura) was +0.5% at the end of June.

Sales growth by operational division and geographic zone was as follows:

	1st half 2004		
	€ million	Growth	
		Like-for-like	Reported
By operational division			
Professional Products	1,027	+7.3%	+4.9%
Consumer Products	4,039	+5.1%	+2.2%
Luxury Products	1,640	+6.9%	+4.0%
Active Cosmetics	498	+17.5%	+16.0%
Cosmetics total	**7,254**	**+6.5%**	**+3.8%**
By geographic zone			
Western Europe	3,902	+1.7%	+1.8%
North America	1,823	+6.2%	-2.7%
Rest of the World, of which:	1,528	+21.4%	+19.1%
- Asia	626	+22.1%	+23.3%
- Latin America	344	+17.9%	+8.3%
- Eastern Europe	256	+33.4%	+28.3%
- Other countries	302	+15.2%	+17.0%
Cosmetics total	**7,254**	**+6.5%**	**+3.8%**
Dermatology(1)	131	+0.5%	-5.6%
Group total	**7,397**	**+6.4%**	**+3.6%**

(1) Group share, i.e. 50%

L'ORÉAL

With like-for-like growth of +6.5%, the increase in L'Oréal cosmetic sales once again clearly outstripped market growth in the first half-year. The performance in North America was particularly noteworthy, with sales rising by 6.2%.

In Western Europe however, consumer spending was sluggish in several countries, including France, Germany and Italy. The revival in the consumption of Luxury Products was held back by stock reductions in selective distribution channels.

Lastly, like-for-like growth was very strong at +21.4% in the Rest of the World. Sales growth was particularly dynamic in Asia at +22.1% (with an increase of +85.3% for China), in Latin America, at +17.9% (with a rise of +16.3% in Mexico) and lastly in Eastern Europe at +33.4% (with sales in the Russian Federation rising by +46.3%).

All L'Oréal's divisions actively contributed to the group's growth momentum:

- The **Professional Products Division** launched *Redken For Men* and the completely revamped *tecni.art* styling line from *L'Oréal Professionnel*.
- In the **Consumer Products Division**, L'Oréal Paris scored successes with the new colourant *Color Pulse*, the *Happyderm* skincare lines, *Kiss Proof* lipsticks, *True Match* and *Cashmere Perfect* foundations; at *Garnier*, the new *Fructis* shampoos and styling gels also proved extremely popular. In China furthermore, the first *Garnier* products in the *Mininurse* skincare range were launched just six weeks after the acquisition of the Chinese brand. Lastly, *Maybelline New-York* had a resounding success with its *Turbo* Boost mascara and *Colorama* nail varnish lines.
- Several significant innovations bolstered the growth of the **Luxury Products Division**: *Life Pearl* cream from *Helena Rubinstein*, the *Oleosource* skincare line from *Biotherm*, and at *Lancôme*, *Color ID* make-up and *Hypnôse* mascara.
  This Division's sales also benefited from the upturn in air travel.
- Lastly, in the **Active Cosmetics Department**, the *Rosaliac* skincare line from *La Roche Posay* and the *Liposyne* slimming line from *Vichy* made very encouraging starts.

Commenting on the figures, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, said: "After gathering speed in the second quarter, L'Oréal achieved encouraging first-half sales growth, in line with our expectations. The good organic growth achieved by our brands, our continuing rapid expansion in new markets and the numerous initiatives planned for the second half make us optimistic about the full-year figures.
We confirm our sales and earnings targets for 2004".

Contacts at L'ORÉAL

Shareholders and market authorities	Analysts and institutional investors	Journalists
Mr Jean-Régis CAROF	**Mrs Caroline MILLOT**	**Mr Mike RUMSBY**
☎ : +33.1.47.56.83.02	☎ : +33.1.47.56.86.82	☎ : +33.1.47.56.76.71
http://www.loreal-finance.com	Fax: +33.1.47.56.80.02	http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com *mobile edition* on your PDA; alternatively, call +33.1.58.13.51.36.